Exhibit 10.1

RELEASE OF CLAIMS

This Release of Claims (the “Release”) is dated September 30, 2020 and is entered into by and between Mark J. Fitzpatrick (the “Executive”) and Chiasma, Inc. (the “Company”) (together the “Parties”) in connection with the Amended and Restated Executive Employment Letter between the Executive and the Company dated May 31, 2019 (the “Agreement”) and with the Parties’ subsequent agreement to additional and amended terms in connection therewith. Terms with initial capitalization that are not otherwise defined in this Release have the meanings set forth in the Agreement. The consideration for the Executive’s agreement to this Release consists of the Termination Benefits (as defined below) and other compensation and benefits provided in this Release, the receipt of which are conditioned on the Executive’s timely execution and nonrevocation of this Release.

1. Transition Period; Employment Termination Date.

a. Transition Period. The Executive’s departure from the Company will be publicly announced as determined by the Company in its good faith discretion after consultation with the Executive. The Executive shall continue to be employed by the Company until the earlier of (i) the appointment by the Company’s Board of Directors (the “Board”) of a new Company Chief Financial Officer (the date such appointment occurs, the “CFO Appointment Date”) and (ii) June 30, 2021, unless the Executive’s employment is earlier terminated by either Party. The Executive’s actual last day of employment, whether it is the CFO Appointment Date, June 30, 2021 or an earlier date, is the “Employment Termination Date.” The time period between the date of this Release and the Employment Termination Date is the “Transition Period.” To avoid doubt, the Executive’s automatic termination, as provided above, on either the CFO Appointment Date or June 30, 2021 shall be considered a termination by the Company without Cause for the purposes of the Agreement, this Release, and the Equity Documents. Executive’s employment during the Transition Period shall be pursuant to the terms and conditions of the Agreement, as amended by this Release. To avoid doubt, the Executive will be entitled to indemnification for actions taken or omitted to be taken on behalf of the Company in Executive’s current and former capacities as an officer and director, before and during the Transition Period, to the fullest extent permitted under applicable law and as provided in the Indemnification Agreement made as of June 21, 2015 (the “Indemnification Agreement”).

b. Transitional Services. During the Transition Period, the Executive will (i) continue to provide the Executive’s existing services as President and Principal Financial Officer of the Company; (ii) continue to receive the Executive’s current base salary rate and remain eligible under the Company’s employee benefit plans (subject to applicable benefit plan terms); (iii) continue to be eligible to receive the Special Incentive Bonus (subject to Section 3 of the Agreement); and (iv) except as modified by this Release, remain eligible for an annual bonus, equity and Termination Benefits (subject to Section 8 of the Agreement).

c. Equity Rights.

(i) Notwithstanding anything to the contrary in the Agreement (including Section 8(e) of the Agreement), the Equity Documents or any other Company agreement or policy:

(A)    The Executive shall remain eligible for acceleration of certain of the Executive’s stock options under the Agreement and Equity Documents upon the consummation of a Change in Control (the “CIC Acceleration”); provided, however, that following the CFO Appointment Date, the CIC Acceleration shall apply only to stock options that were scheduled to vest on or prior to June 30, 2021 (assuming for these purposes that the Executive maintained a service relationship with the Company through June 30, 2021). For the avoidance of doubt, Executive’s provision of Consulting Services under Section 3 of this Release is deemed to constitute the Executive’s maintenance of a service relationship with the Company.

(B)    The Executive shall not be eligible for any new stock option or other equity grant in 2021;

(ii) The Executive shall remain eligible under Section 8(f)(c) of the Agreement for the acceleration of Executive’s stock options or other equity awards and extension of the Exercise Period and the Company shall provide such Termination Benefit to Executive in connection with a termination of Executive’s employment by the Company without Cause, by Executive for Good Reason or Executive’s automatic termination on the CFO Appointment Date where such termination occurs on or before the last day of the Specified Period (i.e., December 17, 2020).

(iii) Other than as provided in this Section 1.c. the Executive shall not be eligible for any acceleration of any of the Executive’s stock options or other equity awards in connection with the termination of the Executive’s employment or (if applicable) consulting relationship with the Company; and

(iv) Except as modified by this Section 1.c., the Executive’s stock option and other equity rights shall remain subject to the Equity Documents in all respects.

d. 2020 Annual Bonus. The Executive will be eligible for a 2020 annual bonus at the Bonus Target provided in Section 3 of the Agreement, subject to the following conditions:

(i) The Executive’s 2020 annual bonus shall be subject only to the Company’s achievement of the Company performance percentage component of the Company’s bonus plan applied to all senior executives, and (to avoid doubt) shall not be based on any individual performance component. For example, if the Board determines the Company’s performance percentage for 2020 is 90%, Executive’s 2020 bonus amount (before application of d.(iii) below) shall equal ($538,200 x 50%) x 90%);

(ii) Notwithstanding anything in this Release to the contrary, the Executive’s 2020 bonus shall not exceed 100% of the Bonus Target, which is $269,100;

(iii) If the Employment Termination Date occurs prior to December 31, 2020, any 2020 bonus shall be prorated based on when the Employment Termination Date occurs by multiplying the annualized bonus amount (as determined by the Company as described in subsection d.(i)) by the following fraction: x/366, where x is the number of days that have occurred in calendar year 2020 as of the Employment Termination Dates; and

(iv) The Company shall pay Executive’s earned 2020 bonus (if any) in February or March 2021, when the Company pays 2020 bonuses to other executives, but in no event later than 75 days after December 31, 2020.

e. Special Incentive Bonus. Executive will continue to be entitled to receive the Special Incentive Bonus as provided in Section 3 of the Agreement.

f. 2021 Bonus. Notwithstanding anything to the contrary in the Agreement (including Section 3 of the Agreement) the Executive’s 2021 Bonus shall be $269,100 (i.e., 50% of the Executive’s base salary) (the “2021 Bonus”). If the Executive remains employed by the Company in calendar year 2021, the Company shall pay the Executive the 2021 Bonus, but pro-rated based on when in 2021 the Employment Termination Date occurs by multiplying the 2021 Bonus amount of $269,100 by the following fraction: x/365, where x is the number of days that have occurred in calendar year 2021 as of the Employment Termination Date. The Company shall pay any such prorated 2021 Bonus in a lump sum on the same date the Company pays the Severance Payment (as defined below).

g. Benefits. Except as expressly provided otherwise in this Release, the Executive’s compensation and benefits shall cease on the Employment Termination Date, subject to the terms of the Company’s benefit plans and applicable law.

h. Accrued Obligations. In connection with the Executive’s termination of employment for any reason, the Company shall pay the Executive for: any earned unpaid salary through the Employment Termination Date, any accrued but unused vacation, any documented expenses properly incurred by the Executive on behalf of the Company prior to any such termination and not yet reimbursed, and any other earned wages required to be paid by applicable law.

2. Termination Benefits. Provided the Executive (i) complies with this Release during the Transition Period, (ii) is not terminated by the Company for Cause or due to death or Disability and does not resign without Good Reason (any such termination, a “Non-Severance Termination”); (iii) as required by Section 8(f) of the Agreement, resigns from any and all positions, including, without implication of limitation, as a director, trustee or officer, that Executive then holds with the Company and any affiliate of the Company; (iv) also as required by Section 8(f) of the Agreement, returns all Company property and complies with any instructions related to deleting and purging duplicates of such Company property; and (v) reaffirms the terms of this Release so that the Release covers the period between the date of this Release and the Employment Termination Date by signing and returning the Certificate Updating Release of Claims attached as Exhibit A hereto after the Employment Termination Date but no later than seven business days after the Employment Termination Date, the Company will provide the Executive with the following “Termination Benefits”:

a. Twelve (12) months of the Executive’s base salary rate (i.e., $538,200, subject to applicable taxes), paid in a lump sum on the first Company payroll date applicable to the Executive’s position that occurs after the Certificate Effective Date (as defined in Exhibit A) (the “Severance Payment”); and

b. If elected, continuation of group health and dental plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and the Executive as in effect on the Employment Termination Date until the earlier of (i) the date that is twelve (12) months after the Employment Termination Date; and (ii) the date the Executive becomes eligible for health benefits through another employer or otherwise become ineligible for COBRA.

3. Consulting Services.

a. If the Employment Termination Date occurs prior to June 30, 2021, and if the Executive’s termination of employment is not a Non-Severance Termination (but rather is a termination by the Company without Cause or by the Executive for Good Reason), the Executive agrees to provide Consulting Services (as defined below) during the period between the Employment Termination Date and June 30, 2021 (the “Consulting Period”). “Consulting Services” means up to 10 hours per calendar month of transition and advisory services as requested by Company’s CEO, newly appointed CFO or General Counsel, including regarding manufacturing, finance, investor relations, information technology, business development and other areas, but in no case will the Company provide Material Non-Public Information (“MNPI”) to Executive during the Consulting Period. Executive’s access to the Company’s email, virtual private network and servers shall be terminated on the Employment Termination Date. Such Consulting Services may be provided by Executive during non-business hours so as not to interfere with Executive’s post Employment Termination Date third-party employment obligations. In consideration for the Executive’s agreement to provide such Consulting Services during the Consulting Period, the Executive’s stock options shall continue to vest during the Consulting Period, subject to the terms of the Equity Documents. The Company may not terminate the consulting relationship provided under this Section 3 prior to June 30, 2021 unless such termination is for Cause.    The Executive agrees that all of the Executive’s obligations under the Restrictive Covenant Agreement shall be extended throughout the Consulting Period, such that, for example, the post-employment noncompetition and nonsolicitation periods contained in the Restrictive Covenant Agreement shall not begin to run on the Employment Termination Date, but rather shall begin to run on the last day of the Consulting Period (i.e., June 30, 2021). The preceding sentence is not intended to, and does not, limit the Executive’s obligations under the Restrictive Covenant Agreement in any way.

b. To avoid doubt, the Executive shall not receive any cash consideration or any other consideration for the Consulting Services. As provided in (and subject in all respects to) the Equity Documents (including, without limitation, the Executive’s right, upon his death or Disability while Executive is an Eligible Participant (as defined in the Equity Documents) and has not been terminated by the Company for Cause, to exercise Executive’s vested stock options within the one year period following the date of his death or Disability if either event occurs prior to June 30, 2021), in the event the Executive complies with this Section 3, the Employment Termination Date occurs after December 31, 2020 and the Executive is not terminated by the Company for Cause prior to June 30, 2021, the Exercise Period for the Executive’s vested stock options as of June 30, 2021 will be extended for six months thereafter (i.e., until December 31, 2021).

c. The Executive will be entitled to indemnification, to the fullest extent provided under the Indemnification Agreement, for actions taken or omitted to be taken by the Executive on behalf of the Company in providing Consulting Services during the Consulting Period.

4. Release of Claims. Except as provided below, the Executive voluntarily releases and forever discharges the Company, its affiliated and related entities, its and their respective predecessors, successors and assigns, its and their respective employee benefit plans and fiduciaries of such plans, and the current and former members, partners, directors, officers, shareholders, employees, attorneys, accountants and agents of each of the foregoing in their official and personal capacities (collectively referred to as the “Releasees”) generally from all claims, demands, debts, damages and liabilities of every name and nature, known or unknown (collectively, “Claims”) that, as of the date when the Executive signs this Release, he has, ever had, now claims to have or ever claimed to have had against any or all of the Releasees. This general release of Claims includes, without implication of limitation, the release of all Claims:

•	relating to the Executive’s employment by and termination from employment with the Company or any related entity;

•	of wrongful discharge or violation of public policy;

•	of breach of contract;

•

of discrimination or retaliation under federal, state or local law (including, without limitation, Claims of age discrimination or retaliation under the Age Discrimination in Employment Act, Claims of disability discrimination or retaliation under the Americans with Disabilities Act, and Claims of discrimination or retaliation under Title VII of the Civil Rights Act of 1964;

•	under any other federal or state statute or constitution or local ordinance;

•	of defamation or other torts;

•	for wages, bonuses, incentive compensation, stock, stock options, vacation pay or any other compensation or benefits, whether under the Massachusetts Wage Act or otherwise; and

•	for damages or other remedies of any sort, including, without limitation, compensatory damages, punitive damages, injunctive relief and attorney’s fees.

Notwithstanding anything to the contrary contained in this Release, Section 4 of this Release does not include and will not preclude: (a) Executive’s rights or claims under this Release, including, without limitation, any claims for breach of the provisions of this Release or to enforce the provisions of this Release; (b) claims for worker’s compensation benefits under applicable law; (c) any claims arising solely after the execution of this Release; (d) any claims or rights Executive may have to any vested benefits or vested rights under any employee benefit, welfare, retirement and/or pension plans (the “Plans”), subject to the terms of the applicable Plans, including, but not limited to, Equity Documents, in each case except to the extent modified by this Release; (e) any rights and/or claims Executive may have under COBRA; (f) claims for unemployment compensation benefits under state law; (g) claims for reimbursement of business expenses approved by the Company and incurred by the Executive prior to the Employment Termination Date; or (h) rights, if any, to defense and indemnification from the Company or its insurers for actions taken by Executive in the course and scope of Executive’s employment with the Company, including under the Indemnification Agreement.

5. Ongoing Obligations of the Executive. The Executive hereby reaffirms his ongoing obligations to the Company under the Restrictive Covenant Agreement and otherwise under the Agreement (the “Ongoing Obligations”), which Obligations are incorporated herein by reference. As provided in Section 10 of the Agreement, the Executive agrees that (i) if the Executive were to breach any of the covenants contained in the Restrictive Covenant Agreement, in addition to the Company’s other legal and equitable remedies, the Company may suspend or cease any Termination Benefits to which the Executive might otherwise be entitled; and (ii) any such suspension or termination of the Termination Benefits by the Company in the event of a breach by the Executive shall not affect the Executive’s ongoing obligations to the Company

6. Nondisparagement. The Executive agrees not to make any disparaging, critical or otherwise detrimental statements to any person or entity concerning any Releasee or the products or services of any Releasee. This nondisparagement obligation shall not in any way affect the Executive’s obligation to testify truthfully in any legal proceeding.

7. Future Cooperation. The Executive agrees to cooperate reasonably with the Company (including its outside counsel) in connection with (i) the contemplation, prosecution and defense of all phases of any litigation about which the Company believes the Executive may have knowledge or information; and (ii) responding to requests for information from regulatory agencies or other governmental authorities (together “Cooperation Services”). The Executive further agrees to make himself reasonably available to provide Cooperation Services at mutually convenient times during and outside of regular business hours as reasonably deemed necessary by the Company’s counsel. The Company shall not utilize this section to require the Executive to make himself available to an extent that would unreasonably interfere with full-time employment responsibilities that the Executive may have. Cooperation Services include, without limitation, appearing without the necessity of a subpoena to testify truthfully in any legal proceedings in which the Company calls the Executive as a witness. The Company shall reimburse the Executive for any reasonable travel expenses (including, without limitation, lodging and meals) that the Executive incurs due to the Executive’s performance of Cooperation Services, after receipt of appropriate documentation consistent with the Company’s business expense reimbursement policy

8. Protected Disclosures and Other Protected Actions. Nothing contained in this Agreement limits Executive’s ability to file a charge or complaint with any federal, state or local governmental agency or commission (a “Government Agency”). In addition, nothing contained in this Agreement limits Executive’s ability to communicate with any Government Agency or otherwise participate in any investigation or proceeding that may be conducted by any Government Agency, including Executive’s ability to provide documents or other information, without notice to the Company, nor does anything contained in this Agreement apply to truthful testimony in litigation. If Executive files any charge or complaint with any Government Agency and if the Government Agency pursues any claim on Executive’s behalf, or if any other third party pursues any claim on Executive’s behalf, except for Termination Benefits to which the Executive is otherwise entitled, Executive waives any right to monetary or other individualized relief (either individually, or as part of any collective or class action); provided that nothing in this Agreement limits any right Executive may have to receive a whistleblower award or bounty for information provided to the Securities and Exchange Commission.

9. No Assignment. The Executive represents that he has not assigned to any other person or entity any Claims against any Releasee.

10. Right to Consider and Revoke Release. The Executive acknowledges that he has been given the opportunity to consider this Release for a period of at least 21 days (the “Consideration Period”). In the event the Executive executes this Release before the end of the Consideration Period, he acknowledges that such decision was entirely voluntary and that he had the opportunity to consider this Release until the end of the Consideration Period. To accept this Release, the Executive shall deliver a signed Release to the Company’s CEO within the Consideration Period. For a period of seven (7) business days from the date when the Executive executes this Release (the “Revocation Period”), he shall retain the right to revoke this Release by written notice that is received by the undersigned Chiasma representative on or before the last day of the Revocation Period. If it is not revoked pursuant to the preceding sentence, this Release shall become effective and enforceable on the date immediately following the last day of the Revocation Period (the “Effective Date”).

11. Section 409A; Section 280G; Section 4099.

a. Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s separation from service within the meaning of Section 409A of the Code, the Company determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the 20 percent additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after the Executive’s separation from service, or (B) the Executive’s death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule. All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). The Company and the Executive intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

b. Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment or distribution by the Company to or for the Executive’s benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(i) For purposes of this Section 11(b), the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(ii) The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 11(b) shall be made, at the Company’s expense, by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and the Executive within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or the Executive. Any determination by the Accounting Firm shall be binding upon the Company and the Executive.

12. Other Terms.

a. Legal Representation; Review of Release; Taxes. The Executive acknowledges that he has been advised by the Company to discuss all aspects of this Release with his attorney, that he has carefully read and fully understands all of the provisions of this Release and that he is voluntarily entering into this Release. All compensation and benefits described in this Release shall be subject to applicable taxes and other lawful withholdings.

b. Binding Nature of Release. This Release shall be binding upon the Executive and upon his heirs, administrators, representatives and executors.

c. Modification of Release; Waiver. This Release may be amended, only upon a written agreement executed by the Executive and the Company.

d. Severability. In the event that at any future time it is determined by a court of competent jurisdiction that any covenant, clause, provision or term of this Release (collectively a “provision”) is illegal, invalid or unenforceable, such provision shall be enforced to the fullest extent permitted under applicable law, the remaining provisions of this Release shall not be affected thereby, and if applicable law does not permit the illegal, invalid or unenforceable provision to be reformed and enforced, such provision shall be severed from the remainder of this Release. In the event of such severance, the remaining provisions of this Release shall be binding and enforceable; provided, however, and for the avoidance of doubt, in no event shall the Company be required to provide Termination Benefits or the other compensation or benefits under this Release (subject to applicable law) if all or part of Section 4 of this Release is held to be invalid or unenforceable.

e. Governing Law; Jurisdiction; and Interpretation. Except as expressly otherwise provided in the Equity Documents or the Ongoing Obligations: (i) this Release shall be deemed to be made and entered into in the Commonwealth of Massachusetts, and shall in all respects be interpreted, enforced and governed under the laws of the Commonwealth of Massachusetts, without giving effect to its conflict of laws provisions; and (ii) the Executive and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Massachusetts in connection with any dispute between the Executive and the Company or any claim related to any such dispute. The language of all parts of this Release shall in all cases be construed as a whole, according to its fair meaning, and not strictly for or against either of the parties.

f. Entire Agreement; Absence of Reliance. This Release constitutes the entire agreement between the Executive and the Company and supersedes any previous agreements or understandings between the Executive and the Company, except the Indemnification Agreement, Equity Documents, the Ongoing Obligations and any other obligations specifically preserved in this Release, including, without limitation, the terms and conditions of the Agreement that survive following the Effective Date of this Release or the Employment Termination Date and that are not amended by this Release. The Executive acknowledges that he is not relying on any promises or representations by the Company or the agents, representatives or attorneys of any of the entities within the definition of Company regarding any subject matter addressed in this Release.

IN WITNESS WHEREOF, the Parties have executed this Release effective on the date and year first above written:

CHIASMA, INC.

By:	/s/ Raj Kannan
Raj Kannan
Chief Executive Officer

September 30, 2020
Date

/s/ Mark J. Fitzpatrick
Mark J. Fitzpatrick

September 30, 2020
Date

EXHIBIT A

CERTIFICATE UPDATING RELEASE OF CLAIMS

The Executive hereby acknowledges and certifies that the Executive entered into the Release, to which this Certificate is attached. Capitalized but undefined terms in this Certificate are defined in the Release. Pursuant to the Release, the Executive is required to sign this “Certificate,” which updates the release of claims in the Release, in order to receive the rights, monies and benefits provided under Sections 1, 2 and 3 of the Release. For this Certificate to become effective and for the Executive to receive such severance benefits, the Executive must sign this Certificate after the Employment Termination Date but no later than seven business days after the Employment Termination Date. The Executive will not sign this Certificate before the Employment Termination Date. Subject to the foregoing, the date the Executive signs this Certificate is the “Certificate Effective Date.” The Executive further agrees as follows:

1.	A copy of this Certificate was attached as an Exhibit to the Release.

2.

In consideration of the rights, monies and benefits described in the Release, for which the Executive becomes eligible only if the Executive signs this Certificate, the Executive hereby extends the release of claims set forth in the Release, subject to all terms and conditions contained in the Release, to any and all Claims that arose after the date the Executive signed the Release through the date the Executive signs this Certificate.

3.

The Executive has carefully read and fully understand all of the provisions of this Certificate, knowingly and voluntarily agrees to all of the terms set forth in this Certificate, and acknowledges that in entering into this Certificate, the Executive is not relying on any representation, promise or inducement made by the Company or its officers, directors, employees, agents or other representatives with the exception of those promises expressly contained in this Certificate and the Release.

4.

The Executive also represents that the Executive has not been subject to any retaliation or any other form of adverse action by any Releasee for any action taken by the Executive as an employee or resulting from the Executive’s exercise of or attempt to exercise any statutory rights recognized under federal, state or local law. The Executive agrees that, except for payments and benefits due under the Release upon execution of this Certificate, the Executive has been paid all unpaid wages and other compensation owed to the Executive as of the Employment Termination Date. The Executive also agrees that as of the date Executive signs this Certificate none of the Executive’s rights have been violated under any statute, common law or Company policy, program or agreement. The Executive represents that the Executive has reported any and all workplace injuries that the Executive suffered during the Executive’s employment, if any, to the Company before executing this Certificate.

5.	The Executive agree that this Certificate is part of the Release.

Accepted and Agreed:

Mark Fitzpatrick	Date